OMB APPROVAL
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    U.S. SECURITIES AND EXCHANGE COMMISSION          OMB Number : 3235-0058
            WASHINGTON, D.C. 20549                   Expires: January 31, 2005
                                                     Estimated average burden
                  FORM 12b-25                        hours per response.... 2.50
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          NOTIFICATION OF LATE FILING                SEC FILE NUMBER
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                                                     CUSIP NUMBER
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(Check One):

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended:    August 31, 2002

         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR

         For the Transition Period Ended:
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Read attached Instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 - Registrant Information
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Full name of Registrant:        Mammatech Corporation

Former Name if applicable:

Address of Principal Executive Office:

                                930 NW 8th Avenue
                                Street and Number

                           Gainesville, Florida 32601
                            City, State, and Zip Code

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PART II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion there of will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25c has been attached if applicable.


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PART III - Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Form 10K could not be filed within the prescribed period due to computer conversion problems. The report will be filed on or before the 15th calender day following the prescribed due date.

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PART IV - Other Information
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     (1) Name and telephone number of person to contact in regard to this notification:

          Mary B. Sellers       352             375-6111
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                Name         (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes  [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              Mammatech Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                            Mammatech Corporation

Date: November 29, 2002                     By: /s/ Mary B. Sellers
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                                            Mary B. Sellers, CFO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Results of Operations.
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     Sales of $367,771 for 2002 were disappointing. After record sales in Fiscal 2001, the Company suffered from the general economic downturn following September 11, 2001. The 2002 sales total represents a decrease of 31.8% compared to the previous year and a decrease of 20.8% compared to 2000. Export sales of $42,878 were essentially unchanged from the previous year, but accounted for 11.6% of the reduced total compared to 7.7% the previous year.

     The Company's operating expense decreased by 7.28% in comparison to 2001 and by 3.09% with respect to the 2000 figure. This reflects the Company's effort to manage costs during the recessionary period. The resulting operating loss of $299,098 is increased by 233% in comparison to last year and by 24.8% compared to 2000. The Company's pretax net income for the year was $(192,094), down significantly from $14,731 in the previous year.